August 12, 2022

VIA EDGAR

Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Attention:	Michael Killoy Christina E. Chalk

Re:	Sharps Compliance Corp. Schedule TO-T filed on July 25, 2022 Schedule TO-T/A filed on July 27, 2022 File No. 005-53975

Dear Mr. Killoy and Ms. Chalk:

On behalf of our clients, Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Raven Buyer, Inc., a Delaware corporation (“Parent”), Aurora Equity Partners VI L.P., a Delaware limited partnership, Aurora Equity Partners VI-A L.P., a Delaware limited partnership, and Aurora Associates VI L.P., a Delaware limited partnership (collectively, the “Filing Persons”), set forth below are the responses by the Filing Persons to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter, dated as of August 1, 2022 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Form Schedule TO-T (as amended, the “Schedule TO-T”) filed by the Filing Persons.  In connection with this letter, the Filing Persons, together with the Aurora Funds (as defined in the Offer to Purchase) are filing today with the Commission Amendment No. 2 to the Schedule TO‑T.

For ease of reference, the Staff’s comments are set forth below in bold-type, with each heading and paragraph numbered to correspond to the heading and the numbered comment in the Comment Letter, followed by the corresponding responses from the Filing Persons in ordinary type beneath the Staff’s comments.  The page references in the Filing Persons’ responses correspond to the page numbers of the original Schedule TO-T.  Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule TO-T.

August 12, 2022

Schedule TO-T

Source and Amount of Funds or Other Conditions, page 2

1.
Please revise the statement that Item 7(b) of Schedule TO is not applicable, as there appear to be material conditions to the financing discussed in Item 1007(a) as set forth on page 20.  If referring to the alternative financing arrangements or plans, please clarify.

Response:

In response to the Staff’s comment, the Filing Persons have revised the statement in Item 7(b) of the Schedule TO-T in its entirety to read as follows:

“(b)	The information set forth in Section 10— “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.”

2.
Please expand to describe the material terms of the Debt Commitment Letter and to discuss plans for repayment.  See Item 1007(d) of Regulation M-A for the Debt Commitment Letter.  Additionally, please file the Debt Commitment Letter as an exhibit to the Schedule TO-T.

Response:

In response to the Staff’s comment, the Filing Persons have revised the statement in Section 10 — “Source and Amount of Funds—Debt Financing” of the Offer to Purchase in its entirety to read as follows:

“In connection with its entry into the Merger Agreement, Parent entered into a debt commitment letter (the “Debt Commitment Letter”) with certain financial institutions, providing for incremental commitments to Parent’s existing credit facilities, comprised of (i) a senior secured incremental term loan facility in an aggregate principal amount of $95.0 million (the “Incremental Term Loan Credit Facility”) and (ii) an increase to Parent’s existing senior secured revolving credit facility in an aggregate principal amount of $15.0 million (the “Incremental Revolving Credit Facility” and, together with the Incremental Term Loan Credit Facility, the “Incremental Facilities”).

It is anticipated that the proceeds of the Incremental Facilities will be used to partially finance the Merger Amount, refinance existing indebtedness of Sharps and its subsidiaries, to make certain distributions to the Aurora Funds in respect of the Equity Financing, pay related fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for ongoing working capital and for other general corporate purposes of the Parent and its subsidiaries (including Company and its subsidiaries after giving effect to the Offer and the Merger).

August 12, 2022

The Incremental Facilities will have the same maturity date of the existing credit facilities of the Parent, which is February 1, 2027.  The Incremental Term Loan Credit Facility will amortize quarterly, starting the first full fiscal quarter after the date of funding, in installments equal to 0.25% of the principal amount of the Incremental Term Loan Facility, with the balance of the Incremental Term Loan Credit Facility being due and payable on February 1, 2027.  The amounts outstanding under the Incremental Facilities will bear interest at a rate per annum equal to, at the Parent’s option, the base rate or the adjusted term SOFR rate, plus, in each case, an applicable margin.  The applicable margin for the first four fiscal quarters after the funding date shall be 5.00% per annum for base rate loans and 6.00% per annum for adjusted term SOFR rate loans, and, thereafter, subject to a leverage-based pricing grid as set forth in the Debt Commitment Letter.  Other than in respect of the mandatory amortization payments as set forth above, there are no current plans to repay the Incremental Term Loan Credit Facility prior to its stated maturity.

The definitive documentation for the Debt Financing as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the financial institutions and are set forth on the term sheet attached as an exhibit to the Debt Commitment Letter and otherwise consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

The availability of the Debt Financing is subject to, among other things:

•	the substantially concurrent consummation of the Merger in accordance with the Merger Agreement in all material respects;

•
the consummation of the Equity Financing (as may be reduced pursuant to the terms of the Equity Commitment Letter) in an amount equal to the Minimum Equity Contribution (as defined in the Debt Commitment Letter) and the substantially concurrent consummation of the Refinancing (as defined in the Debt Commitment Letter);

•	the execution and delivery of definitive documentation as set forth in the Debt Commitment Letter;

•	no Material Adverse Effect (as defined as in the Merger Agreement) has occurred since the date of the Merger Agreement;

August 12, 2022

•	the receipt by lenders of certain audited and unaudited financial statements of Sharps and its subsidiaries;

•	the payment of all applicable fees and expenses;

•
the receipt by the lenders of documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act and 31 C.F.R. §1010.230) at least ten business days prior the date of funding; and

•	the accuracy of the Specified Acquisition Agreement Representations and the Specified Representations (each as defined in the Debt Commitment Letter).

The foregoing summary description of the Debt Commitment Letter does not purport to be a complete description of the terms and conditions of the  Debt Commitment Letter and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached as an exhibit to the Schedule TO.”

The Transaction Documents, page 26

3.
Please identify the “certain executive officers” that have entered into Tender and Support Agreements in connection with the Offer and the Merger.  See Item 4 of Schedule TO and Item 1004(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Filing Persons have revised the statement in the first two paragraphs under Section 13 — “The Transaction Documents—Tender and Support Agreement” of the Offer to Purchase in its entirety to read as follows:

“On July 12, 2022, in connection with the execution and delivery of the Merger Agreement, the following executive officers of Sharps:  W. Patrick Mulloy II, Chief Executive Officer and President of Sharps, and  Eric T. Bauer, the Executive Vice President and Chief Financial Officer of Sharps, and all of Sharps’ current directors, consisting of: W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor, (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”).

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders (which represent approximately 4.0% of the Shares issued and outstanding), and not withdraw any such Shares previously tendered.  The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them, among other things, (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) against any action, proposal, agreement, or transaction made in opposition to or competition with the merger or the Merger Agreement, including, without limitation, any Acquisition Proposal, including any Superior Proposal (or any proposal relating to or intended to facilitate an Acquisition Proposal or a Superior Proposal), and (iii) against any action, agreement or transaction that would or would be reasonably expected to impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the timely consummation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement.”

August 12, 2022

Conditions of the Offer, page 43

4.	Revise to clarify that all offer conditions must be satisfied or waived as of the Expiration Date.

Response:

In response to the Staff’s comment, the Filing Persons have revised the statement in the first paragraph under Section 15 — “Conditions of the Offer” of the Offer to Purchase in its entirety to read as follows:

“Capitalized terms used in this “The Offer—Section 15—Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of, or payment for, Shares or may terminate or amend the Offer, if:

(a)          the Minimum Condition is not satisfied;

(b)          prior to the Expiration Date, the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has not expired or been terminated (such waiting period expired on August 8, 2022);

[…]”

August 12, 2022

In addition, in response to the Staff’s comment, the Filing Persons have revised the statement under Section 15 — “Conditions of the Offer” of the Offer to Purchase to add the following:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent, in whole or in part at any applicable time or from time to time in their sole discretion.  The determination as to whether a condition has been satisfied will be in the reasonable judgment of Purchaser and Parent and, subject to applicable law, will be final and binding on all parties.

The foregoing conditions shall be in addition to, and not a limitation of, the right of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.  See Section 13 — “The Transaction Documents—The Merger Agreement—Amendment and Waiver” for a description of the conditions which the parties to the Merger Agreement have the right to amend or waive.

All conditions to the Offer must be satisfied or waived as of the Expiration Date, unless extended by Purchaser.  If any condition to the Offer is not satisfied or waived by any scheduled Expiration Date, Purchaser will extend the Offer for successive periods of up to ten Business Days per extension until all of the conditions, including the HSR Condition, are satisfied or waived.  In addition, Purchaser will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff.  However (i) if, on the scheduled Expiration Date or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will Purchaser be required to extend the Offer beyond the Outside Date.”

In addition, in response to the Staff’s comment, the Filing Persons have revised the statement in the fourth paragraph under Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” of the Offer to Purchase in its entirety to read as follows:

“All conditions to the Offer must be satisfied or waived as of the Expiration Date, unless extended by Purchaser.  If any condition to the Offer is not satisfied or waived by any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten Business Days per extension until all of the conditions are satisfied or waived.  In addition, we will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff.  However (i) if, on the scheduled Expiration Date or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will Purchaser be required to extend the Offer beyond the Outside Date.”

August 12, 2022

General

5.
We note that the Aurora Funds control named bidders Purchaser and Parent.  In addition, the Aurora Funds provided the Equity Commitment Letter being used to fund the Offer.  Therefore, it appears that the Aurora Funds should be included as bidders on the Schedule TO.  In addition, the Offer to Purchase should be revised to include all of the disclosure required as the individual Aurora Funds required by Schedule TO but not already included in the offer materials.  If you do not agree, please explain in your response letter.

Response:

In response to the Staff’s comment, the Filing Persons have revised the cover page of the Schedule TO-T to include the Aurora Funds as co-bidders on the cover page of and signatories to the Schedule TO-T.

In addition, in response to the Staff’s comment, the Filing Persons have revised the statement in the fourth and fifth paragraphs of Section 9 — “Certain Information Concerning Purchaser and Parent and the Aurora Funds” of the Offer to Purchase in its entirety to read as follows:

“The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser, and each member of the board of managers and executive officer of Aurora Capital Partners UGP LLC, the general partner of Aurora Capital Partners VI L.P., which manages each of the Aurora Funds, are set forth on Schedule I hereto.

During the last five years, none of Parent, Purchaser or any of the Aurora Funds or, to the best knowledge of Parent, Purchaser or each of the Aurora Funds, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.”

August 12, 2022

In addition, in response to the Staff’s comments, the Filing Persons have revised the statement in the Schedule I to the Offer to Purchase to add the following:

“MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF AURORA CAPITAL PARTNERS UGP LLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of managers and executive officer of Aurora Capital Partners UGP LLC, the general partner of Aurora Capital Partners VI L.P., which manages each of the Aurora Funds. are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Aurora Funds or any of their affiliates.  All directors and executive officers listed below are United States citizens.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Robert Fraser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	Robert Fraser is a Partner at Aurora Capital Partners. Mr. Fraser joined Aurora Capital Partners in 2007. Previously, he was a Senior Associate at BC Partners in New York.
Joshua Klinefelter Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Joshua Klinefelter is a Partner at Aurora Capital Partners.  Mr. Klinefelter joined Aurora Capital Partners in 1999.  Previously, he was in the Investment Banking Division of Bear Stearns in both the New York and Los Angeles offices.

Matthew Laycock Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners.  Mr. Laycock joined Aurora Capital Partners in 2004.  Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

August 12, 2022

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
John Mapes Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	John Mapes is a Partner at Aurora Capital Partners. Mr. Mapes joined Aurora Capital Partners in 1992. Previously, he was in the Corporate Finance Group at Salomon Brothers.
Randy Moser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Randy Moser is a Partner at Aurora Capital Partners.  Mr. Moser joined Aurora Capital Partners in 2006.  Previously, he was a Senior Associate at Bertram Capital Management and in the Investment Banking Division of Merrill Lynch where he was a member of the Global Industries Group in Los Angeles.

Mark Rosenbaum Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Mark Rosenbaum is a Partner at Aurora Capital Partners.  Mr. Rosenbaum joined Aurora Capital Partners in 2001.  Previously, he was at Summit Partners and in the Investment Banking Division of Montgomery Securities.

Andrew Wilson Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners.  Mr. Wilson joined Aurora Capital Partners in 2008.  Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Robert West Chief Financial Officer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert West is Chief Financial Officer of Aurora Capital Partners.  Mr. West joined Aurora Capital Partners in 2011.  Previously, he was Chief Financial Officer at Northgate Capital, BGC Partners and Thomas Weisel Partners Group.

August 12, 2022

6.
See our last comment above.  We note that Curtis Bay Medical Waste Services initially contacted and made offers to acquire Sharps.  In addition, Curtis Bay is an affiliate of Aurora Capital Partners Management VI LP, which controls newly-formed entities Parent and Purchaser.  Given these facts, provide your analysis as to why Curtis Bay has not been included as a bidder on the Schedule TO.  Alternatively, please add and revise the Offer to Purchase (to the extent applicable) to provide all of the disclosure required by that Schedule as to the new filer.

Response:

In response to the Staff’s comment, and as described in more detail in the response to Question 7 below, Curtis Bay Medical Waste Services (“Curtis Bay”) is controlled by Parent and, upon the successful tender offer by Purchaser and the merger of Purchaser with and into Sharps, Sharps and Curtis Bay will be under common control of Parent as sister companies.  Following the consummation of the Offer, Curtis Bay will not control Sharps or be its parent company.  Curtis Bay is not providing funding for the Offer and was not involved in negotiating or setting the terms of the Offer.  For these reasons, we respectfully advise the Staff that Curtis Bay should not be included as a co-bidder on the Schedule TO-T.
7.	Please clarify the relationship between Aurora and Curtis Bay. The current disclosure states only that Curtis Bay is a portfolio company of Aurora.

Response:

As set forth on page 22 of the Offer to Purchase, Curtis Bay is a portfolio company of Aurora Capital Partners (“Aurora”).  The Aurora Funds indirectly own more than a majority of the equity of, and control, Parent and Purchaser.  Curtis Bay is a wholly-owned indirect subsidiary of Parent, and is in turn indirectly owned and controlled by the Aurora Funds.

In response to the Staff’s comment, the Filing Persons have revised the statement in the third paragraph of Section 9 — “Certain Information Concerning Purchaser and Parent and the Aurora Funds” of the Offer to Purchase to add the following:

“Curtis Bay Medical Waste Services (“Curtis Bay”) is a wholly-owned indirect subsidiary of Parent, and is in turn indirectly owned and controlled by the Aurora Funds.  Curtis Bay includes CBE Acquisition Corp., a Delaware corporation indirectly controlled by Parent.  CBE Acquisition Corp. has several subsidiaries, including, but not limited to, Curtis Bay Medical Waste Services, LLC, a Delaware limited liability company.  Curtis Bay provides comprehensive medical waste solutions including collection, transfer, transportation, recycling, waste reduction, sharps management, disposal, and consulting services to hospitals, medical offices, pharmacies and other healthcare providers. The company is dedicated to delivering customized, professional responses to all medical waste disposal challenges.”

August 12, 2022

If we can be of any further assistance, or if you have any questions regarding this letter, please do not hesitate to contact me at (213) 229-7875 or at DStolman@gibsondunn.com, or my partner Ari B. Lanin at (310) 552-8581 or at ALanin@gibsondunn.com.

Sincerely,

/s/ Daniela Stolman
Daniela Stolman
Gibson, Dunn & Crutcher LLP

cc:	Ari B. Lanin